December 10, 2021

Wei Lu
Staff Accountant
U.S. Securities and Exchange Commission
Office of Energy & Transportation
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Spirit Airlines, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 10, 2021
    Form 8-K filed October 27, 2021
File No. 001-35186
Dear Wei Lu:
This letter is in response to your comment letter, dated December 3, 2021, to Spirit Airlines, Inc. (the “Company”). The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the response of the Company is set forth in plain text immediately following the comment.
Response Letter Dated November 19, 2021
Form 8-K filed October 27, 2021
Exhibit 99.1
Non GAAP Financial Measures, page 10
1.We note your response to prior comment 3. Provide us with additional detail regarding the nature of the Supplemental rent adjustments, including the extent to which they are similar to (or different than) maintenance overhaul expenses and supplemental rent incurred in the ordinary course. Your response should also provide quantitative information for each item included in the Supplemental rent adjustments for the nine months ended September 30, 2021 and whether the amounts incurred were cash settled operating expenses.
    The Company recognizes heavy maintenance under the deferral method, which results in the cost of heavy maintenance being capitalized and amortized on a straight-line or usage basis until the earlier of the next estimated heavy maintenance event or the remaining lease term. The Company recognizes the costs of other maintenance and repair activities as they are performed.
    In the ordinary course, the Company recognizes supplemental rent expense for leased aircraft and engines for lease return costs that are probable of being incurred at the return of the aircraft, including costs incurred to repair the airframe and engines to the required condition as stipulated by the lease. Such costs are recognized when they are probable and estimable and are generally recognized over the life of the lease. Supplemental rent recognized in the ordinary course was $5.1 million for the nine months ended September 30, 2021. This amount of supplemental rent expense is not included in the Company’s non-GAAP adjustments.
    The non-GAAP supplemental rent adjustments relate to changes in estimates of supplemental rent amounts triggered by lease modifications (i.e., lease extensions and termination of leases in connection with purchasing aircraft and engines from a lessor). Such lease modifications change the term of the lease and the Company’s related estimate of lease return costs owed to the lessor. For the nine months ended September 30, 2021, the Company recorded

$22.9 million in supplemental rent adjustments related to lease modifications involving the purchase off lease of four aircraft (expense of $18.9 million) and two spare engines (expense of $6.4 million) and a lease extension for one spare engine (credit of $2.3 million). The Company’s non-GAAP supplemental rent adjustments were an expense of $2.3 million for the year ended December 31, 2020 and a credit of $0.5 million for the year ended December 31, 2019.
    The Company includes supplemental rent adjustments related to lease modifications in the Company’s non-GAAP measures because the recognition of the amounts is triggered by decisions to modify leases and can result in either an increase or decrease in supplemental rent accruals (as evidenced by the increases and decreases recognized in 2021 and in the historical periods). Modifying leases is not part of the Company’s normal operations and changes in estimates of supplemental rent triggered by these modifications do not reflect normal amounts of rent expense in the period the changes are recorded. The Company therefore believes it is useful to provide users of the Company’s financial statements the amount of normal rent expense incurred in the ordinary course so that the Company’s metrics are comparable to the Company’s peers.
    Supplemental rent amounts owed to the lessor in connection with purchasing aircraft off lease are cash settled in connection with the purchase transaction. Changes to supplemental rent related to lease extensions are not cash settled (and would not be cash settled until the end of the lease term, if applicable).
* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (954) 447-8117.
Sincerely,
/s/ Scott Haralson
Scott Haralson
cc:    Matthew E. Kaplan, Debevoise & Plimpton LLP
Eric T. Juergens, Debevoise & Plimpton LLP